Exhibit 5.2

HILLMAN ACQUIRES FASTENER DISTRIBUTOR

CINCINNATI, Oct. 4 /PRNewswire-FirstCall/ — The Hillman Companies, Inc. (Amex: HLM.PR) (the “Company” or “Hillman), announced today that its Hillman Group subsidiary purchased the net assets of the DIY division of the Fastenal Company of Winona, Minnesota.

     The DIY division has annual sales of approximately $22 million with 220 employs at facilities in Rockford, Illinois and Nashville, Tennessee. The Rockford operation packages and distributes fasteners and anchors to national hardware cooperatives and home centers. The Nashville operation manufactures and distributes a line of picture hanging wire, hooks, tacks and brads sold under the name “Anchor Wire.” Max W. (“Mick”) Hillman, Jr., Chief Executive Officer of Hillman, said the addition of the DIY business will further strengthen Hillman’s national presence in its core market segments and add a strong market brand name with “ Anchor Wire”.

     Hillman sells to hardware stores, home centers, pet suppliers, mass merchants, and other retail outlets principally in the U.S., Canada, Mexico and South America. Their product line includes thousands of small parts such as fasteners and related hardware items, keys, key duplication systems, and identification items, such as tags, letters, numbers and signs. Services offered include design and installation of merchandising systems and maintenance of appropriate in-store inventory levels.

     Hillman continues to hold an equity investment in STS as a result of the sale of the SunSource Technology Services business. STS is a leading provider of systems, and parts and engineering services for hydraulic, pneumatic, electronic and related systems to major industrial companies throughout the U.S. and Canada.